TRADING SYMBOL:  TORONTO & OSLO: CRU

FRANKFURT: KNC   OTC-BB-other: CRUGF

LONDON, United Kingdom: July 3rd, 2006 - Crew Gold Corporation (“Crew” or the “Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to announce that an agreement has been signed between Crew and the Government Of Guinea whereby Crew will acquire the Government of Guinea’s 15% stake in SMD for a total consideration of USD 30 million, consisting of 15 million USD cash and 15 million USD worth of Crew Gold shares. Crew welcomes The Republic of Guinea as a major share holder of Crew.

President and CEO of Crew Gold Corp Jan Vestrum states:

 “This transaction underpins, and further strengthens; SMD’s/Crew’s more than 10 year presence in Guinea and describes the excellent relationship between the local operation and the government. We believe the Lefa project, estimated to commission its new CIP plant towards the end of 2006, represent major value for Crew. Possibly as important longer term the remaining part of the concession seem to carry substantial further upside. Crew will continue to allocate considerable resources to its operation in Guinea.”

The Minister of State, Minister of Economy and Finance, Hon Mr. Madikaba Camara and the Minister of Mines and Geology, Hon Dr. Cusmane Sylla states:

.

“We are very pleased to see Crew continue investing in Guinea and believe this transaction confirms Guinea as an attractive country for investments in the mining industry. Through its investment in Crew Gold Corp the Republic of Guinea will, as a major share holder in Crew, continue to participate in the development of the country’s natural resources industry.”

Jan A Vestrum

President & CEO

Safe Harbour Statement

Certain statements contained herein, as well as oral statements that may be made by the company or by officers, directors or employees of the company acting on the company’s behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where Crew is conducting business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to Crew Acquisition Corp.’s intention to proceed with the compulsory acquisition. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the price of gold, fluctuations in financial markets, investor interest in the proposed private placement. Although Crew has attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, the company undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Endnotes

News Release – July 3rd, 2006

CREW SIGNS AGREEMENT WITH THE GOVERNMENT OF GUINEA TO

ACQUIRE THE REMAINING 15% OF SMD